news release

Zi Corporation Products Selected as Finalists for
Prestigious Handango Awards

Zi Named as Finalist in Two of the Five Symbian OS UIQ Categories

Calgary, AB, Canada-April 21, 2005-Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, today announced that two of its innovative products were selected as finalists in the fifth annual Handango Champion Awards, which recognize outstanding mobile software developers and their applications. The 2005 Handango Champion Awards finalists were determined by customer votes on Handango's Web site, www.handango.com, and Handango partner sites.

Zi Corporation's eZiTap™ FEP was selected as a finalist in the Symbian OS UIQ category for the "Best Applications for Life." Similarly, the company's Decuma® Alphabetic application was selected as a finalist for the "Best New Application" category. Winners will be announced at the annual Handango Partner Summit which will be held this year in Miami, Florida on June 23, 2005.

"Zi Corporation is committed to developing intuitive, high quality, easy-to-use input solutions for all types of mobile devices; including smartphones," said Glen Morgan, senior vice president of global sales and marketing at Zi Corporation. "The selection of the eZiTap FEP and Decuma Alphabetic as finalists for the Handango Champion Awards illustrates the widespread consumer adoption of Zi technologies and is a testament to our innovation."

About the Products
The eZiTap FEP is a downloadable version of Zi's embedded eZiTap software and serves as a front end processor (FEP) to offer predictive text entry through the phone's virtual keyboard. The download version is available for Sony Ericsson's series of P800, P900 and P910 Symbian UIQ smartphones.

The Decuma Alphabetic handwriting recognition software provides fast and natural handwriting input, enabling users to focus on the content rather than the writing. Users can closely mimic writing with pen and paper, with letters and words being written and interpreted in a natural flow, allowing for easy editing and correction. The Decuma Alphabetic download is available for Palm OS 5, Pocket PC devices as well as Sony Ericsson's series of P800, P900 and P910 Symbian UIQ smartphones.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Keith Giannini or Laura Ackerman (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 950 8399

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300